Exhibit 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
Computation of Ratio of Margins to Fixed Charges
(Dollar Amounts In Thousands)

For the Years Ended May 31, 2003, 2002, 2001, 2000 and 1999

	2003	2002	2001	2000	1999

Net margins before cumulative
effect of change in accounting principle	$651,970	$78,873	$132,766	$115,333	$76,439
Add: Fixed charges	930,847	885,838	1,117,839	861,324	664,109
Margins available for fixed charges	$1,582,817	$964,711	$1,250,605	$976,657	$740,548
Fixed charges:
Interest on all debt (including amortization
of discount and issuance costs)	$930,847	$885,838	$1,117,839	$861,324	$664,109
Total fixed charges	$930,847	$885,838	$1,117,839	$861,324	$664,109
Ratio of margins to fixed charges	1.70	1.09	1.12	1.13	1.12